UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         JORDAN AMERICAN HOLDINGS, INC.
              (Formerly called Christian Purchasing Network, Inc.)
                         333 West Vine Street, Suite 206
                            Lexington, Kentucky 40507
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    41383310
                                 (CUSIP Number)

                  KIRKLAND S. AND RENA B. LAMB FOUNDATION, INC.
                                1312 ECKLES DRIVE
                              TAMPA, FLORIDA 33612
                                 (813) 932-9830
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

[ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 41383310

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

     KIRKLAND S. AND RENA B. LAMB FOUNDATION, INC.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  n/a
     (b)  n/a

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) n/a

6.   Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power: 3,850,000 shares of Common Stock

8.   Shared Voting Power: -0-

9.   Sole Dispositive Power: 3,850,000 shares of Common Stock

10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,850,000 shares of Common Stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 2,000,000 non-voting convertible preferred shares

13.  Percent of Class Represented by Amount in Row (11): 27.1%

14.  Type of Reporting Person (See  Instructions):  CO, Private  Foundation (IRS
     Section 4947(a)(1) Nonexempt Charitable Trust, Treated as a Private Foundation)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

KIRKLAND S. AND RENA B. LAMB FOUNDATION, INC. converted 1,500,000 shares of convertible preferred stock, of the 3,500,000 shares of convertible preferred stock it currently owned, 3,000,000 of which were purchased, in combination with 750,000 common shares, in 1993 for $3,000,000, for 3,100,000 shares of common stock. The conversion valuation was established at $0.16 per common share, $0.06 per share more then the closing market price of $0.10 on August 6, 2001, the day the conversion took place. Additionally, the LAMB FOUNDATION, as a result of the conversion, forfeited approximately $500,000.00 of future dividends during the next eight years as a result of reducing its preferred stock holdings. The LAMB FOUNDATION anticipates using its own corporate funds in order to purchase, as it deems it appropriate, additional shares of Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

RECENT DEVELOPMENTS

As background, the LAMB FOUNDATION decided to initiate the process of converting a portion of its convertible preferred stock to common stock, which was completed on August 6, 2001. As the single largest investor of the Issuer, with over $3,000,000.00 already invested, the LAMB FOUNDATION was concerned with the attempt of Neal W. Jordan to regain control of the Issuer and has no confidence in his ability to manage the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The percentages used in this Schedule 13D are calculated based upon 14,775,593 shares of Common Stock outstanding, and includes the 10,421,266 shares reported as outstanding as of March 31, 2001, in the Issuer's Report on Form 10-QSB for the quarter then ended, as filed with the Securities and Exchange Commission on May 14, 2001, and 696, 000 shares issued pursuant to the exercise of an option by Neal W. Jordan on August 1, 2001, assumes that the 558,327 shares of Common Stock subject to options and warrants held by Neal W. Jordan were outstanding, and gives effect to the issuance of 3,100,000 shares of Common Stock to the Lamb Foundation, as discussed in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard Williams


as an officer and authorized agent
of the KIRKLAND S. AND RENA B. LAMB FOUNDATION, INC.
-------------------

KIRKLAND S. AND RENA B. LAMB FOUNDATION, INC.
Date: August 24, 2001